Exhibit 6.2

FIRST AMENDMENT TO EMPLOYMENT AGREEMENT

THIS FIRST AMENDMENT TO EMPLOYMENT AGREEMENT (“First Amendment”) is entered as of this 14th day of September, 2021 (“Effective Date”), by and among HYLETE, INC., a Delaware corporation (the “Company”), and ADAM COLTON, an individual (“Executive”). Company and Executive may be referred to herein individually as “Party” and together as the “Parties”.

RECITALS

WHEREAS, on June 13, 2019, the Parties entered into an Employment Agreement governing Executive’s rights and responsibilities while working for Company, and as attached hereto as Exhibit A (“Employment Agreement”);

WHEREAS, the Parties wish to amend the Employment Agreement as described below.

NOW THEREFORE, in consideration of the foregoing and of the mutual promises and covenants contained herein, and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto agree as follows:

AGREEMENT

1.            Amendments to Employment Agreement. The Employment Agreement shall be amended as follows:

a.            Amended Paragraph 2.2. Paragraph 2.2 of the Employment Agreement shall be replaced in its entirety with the following new paragraph:

2.2 Bonus. The Executive shall be eligible to receive an annual bonus based on achievement of goals and objectives established by the Board (“Annual Bonus”). Any Annual Bonus earned by Executive will be paid within sixty (60) days of the end of the year in which it was earned, or as otherwise approved by the Board. Executive must remain employed full-time with the Company through the end of the calendar year at issue in order to be eligible for the Annual Bonus. The goals and objectives shall be set in consultation with Executive but the decision to provide any Annual Bonus and the amount and terms of any Annual Bonus shall be at the discretion of the Board. The Annual Bonus as a percentage of salary shall be set from time to time as established by the Board. Other bonuses, if any, shall be at the discretion and direction of the Board.

b.            Amended Paragraph 3.1.1. Paragraph 3.1.1 of the Employment Agreement shall be replaced in its entirety with the following new paragraph:

3.1.1 Assignment of Inventions and Property Rights. Executive hereby assigns, and agrees to assign in the future (when any Inventions are first reduced to practice or fixed in a tangible medium, as applicable), to Company, all of Executive’s right, title and interest in and to any Inventions, whether or not patentable or registrable under patent, copyright, or similar laws, made, conceived, reduced to practice or learned by me, alone or with others. Executive understands that Company is the sole owner of any and all such rights and warrants that Executive has not previously assigned to any other person or entity any of such interest.

c.             New Paragraph 3.4. The following new Paragraph 3.4 shall become part of the Employment Agreement:

3.4 Return of Company Materials. Upon separation from employment with the Company, on Company’s earlier request during my employment, or at any time subsequent to my employment upon demand from the Company, Executive will immediately deliver to the Company, and will not keep in their possession, recreate, or deliver to anyone else, any and all Company property, including, but not limited to, Company Proprietary Information, any associated third-party proprietary information, all devices and equipment belonging to the Company (including computers, handheld electronic devices, telephone equipment, and other electronic devices), all tangible embodiments of the Inventions, all electronically stored information and passwords to access such property, Company credit cards, records, data, notes, notebooks, reports, files, proposals, lists, correspondence, specifications, drawings, blueprints, sketches, materials, photographs, charts, any other documents and property, and reproductions of any of the foregoing items. Executive also consents to an exit interview to confirm their compliance with this Section.

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d.             Amended Paragraph 4.5.2.b. Paragraph 4.5.2.b. of the Employment Agreement shall be replaced in its entirety with the following new paragraph:

b. Reimburse Executive for premiums otherwise payable by Executive pursuant to “COBRA” for a period of up to six (6) months following the date of termination or until Executive is no longer eligible for “COBRA” continuation coverage or he is covered under another health care plan, whichever is earliest.

e.            New Paragraph 5.8. Paragraph 5.8 of the Employment Agreement shall be replaced in its entirety with the following new paragraph:

5.8 Notices. All demands, notices, requests, consents and other communications required or permitted under this Agreement shall be in writing and shall be personally delivered or sent by facsimile machine (with a confirmation copy sent by one of the other methods authorized in this Section), nationally recognized commercial overnight delivery service (including Federal Express and U.S. Postal Service overnight delivery service) or, sent through electronic mail with confirmed delivery receipt, or deposited with the U.S. Postal Service mailed first class, registered or certified mail, postage prepaid, as set forth below:

If to the Company, addressed to:

HYLETE, Inc.

c/o Chief Executive Officer

564 Stevens Ave

Solana Beach, CA 92075

Email: accounting@hylete.com

If to the Executive, to the mailing address and/or email address set forth on the signature page of this Agreement, or any updated addresses listed in the Company’s records.

Notices shall be deemed given upon the earliest to occur of (i) actual receipt by the party to whom such notice is directed; (ii) if sent by facsimile machine, on the day (other than a Saturday, Sunday or legal holiday in the jurisdiction to which such notice is directed) such notice is sent if sent (as evidenced by the facsimile confirmed receipt) prior to 5:00 p.m. Pacific Time and, if sent after 5:00 p.m. Pacific Time, on the day (other than a Saturday, Sunday or legal holiday in the jurisdiction to which such notice is directed) after which such notice is sent; (iii) if sent by electronic mail, on the day (other than a Saturday, Sunday or legal holiday in the jurisdiction to which such notice is directed) such notice is sent (as evidenced by confirmed receipt of delivery via electronic mail) prior to 5:00 p.m. Pacific Time and, if sent after 5:00 p.m. Pacific Time, on the day (other than a Saturday, Sunday or legal holiday in the jurisdiction to which such notice is directed) after which such notice is sent (iv) on the first business day (other than a Saturday, Sunday or legal holiday in the jurisdiction to which such notice is directed) following the day the same is deposited with the commercial courier if sent by commercial overnight delivery service; or (v) the fifth day (other than a Saturday, Sunday or legal holiday in the jurisdiction to which such notice is directed) following deposit thereof with the U.S. Postal Service, first class prepaid certified mail, return receipt requested, as aforesaid. Each party, by notice duly given in accordance therewith, may specify a different address for the giving of any notice hereunder.

2.            Miscellaneous.

a.            This First Amendment shall be binding on and shall inure to the benefit of the Parties hereto, and their heirs, administrators, successors, and assigns.

b.            Except as described herein, all remaining terms and conditions of the Employment Agreement shall remain unchanged, and govern the relationship between the parties.

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c.            This First Amendment may be executed in several counterparts, each of which when so executed shall be deemed to be an original and such counterparts together shall constitute one and the same instrument and shall be effective as of the formal date hereof. This First Amendment may be executed and transmitted via e-mail and/or facsimile transmission and in such event shall be effective and binding on the Parties hereto and their successors and assigns as if originally executed.

IN WITNESS WHEREOF, the parties have executed this First Amendment as of the Effective Date.

EXECUTIVE	FOR COMPANY

By /s/ Adam S. Colton	By /s/ Steven Roy

Print Name Adam S.Colton	Print Name Steven Roy

Title Interim CEO	Title Chairman of the Board of Directors

Address: 7655 Allegro Lane
San Diego, CA 92127

Email: ascolton1@gmail.com

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Exhibit A

June 13, 2019 Employment Agreement

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EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (“Agreement”) is dated June 13, 2019, and effective upon the commencement of employment by and between HYLETE, a Delaware Corporation (“Company”), and Adam Colton, an individual (“Executive”), who agree between them as follows:

ARTICLE 1

EMPLOYMENT

1.1       The Company hereby agrees to employ the Executive and the Executive hereby accepts employment within forty-five (45) days after the Company is listed on the NYSE Market (“Employment Start Date”) and on the following terms and conditions.

1.2       Scope of Duties. Executive will serve in the capacity of Company’s Chief Financial Officer, with responsibilities, duties and authority customary for such position, subject to direction by the CEO and Board of Directors of the Company. During his employment, the Executive shall devote substantially all of the Executive’s working time and efforts to the business and affairs of the Company and its subsidiaries and agrees to observe and comply with the Company’s rules and policies as adopted by the Company from time to time.

1.3       Other Activities. Except upon the prior written consent of the Company, Executive will not, during the term of this Agreement: (i) be employed elsewhere; (ii) engage, directly or indirectly, in any other business activity (whether or not pursued for pecuniary advantage) that might interfere with Executive’s duties and responsibilities hereunder or create a conflict of interest with the Company; or (iii) acquire any interest of any type in any other business which is in direct competition with the Company, provided, however, that the foregoing shall not be deemed to prohibit the Executive from acquiring solely as an investment up to five percent (5%) of the outstanding equity interests of any publicly-held company.

1.4       Loyal and Conscientious Performance of Duties. Executive agrees that to the best of Executive’s ability and experience Executive will, at all times, loyally and conscientiously perform all of the duties and obligations either expressly or implicitly required of Executive by the terms of this Agreement.

ARTICLE 2

COMPENSATION

2.1       Salary. During the Term, the Executive shall receive a base salary at a rate of two hundred thousand dollars ($200,000) per annum, and such salary shall be paid in accordance with the customary payroll practices of the Company (the “Annual Base Salary”). Executive’s Base Salary will be reviewed within one year of the Employment Start and adjusted as reviewed and recommended by the Compensation Committee of the Board. After this initial review, Executive’s Base Salary will be reviewed from time to time in accordance with the established procedures of the Company for adjusting salaries for similarly situated executives and may be adjusted in the sole discretion of the Compensation Committee of the Board.

2.2       Bonus. The Executive shall be eligible to receive an annual bonus of twenty-five percent (25%) of Executive’s Annual Base Salary based on achievement of goals and objectives established by Compensation Committee of the Board (“Annual Bonus”). Any Annual Bonus earned by Executive will be paid within sixty days (60 days) of the end of the year in which it was earned. Executive must remain employed with the Company through the end of the calendar year at issue in order to be eligible to receive the Annual Bonus. The goals and objectives shall be set in consultation with Executive but the decision to provide any Annual Bonus and the amount and terms of any Annual Bonus shall be at the discretion Compensation Committee of the Board. The Annual Bonus as a percentage of salary shall be adjustable from time as established by the Compensation Committee of the Board.

2.3       Fringe Benefits. Executive shall be entitled to fringe benefits as may be established by the Compensation Committee of the Board from time to time, which may include vacation, sick leave, health insurance, gym membership, car allowance, long-term disability insurance, retirement plans and other benefits and/or insurance. Any vacation shall be taken at the reasonable and mutual convenience of the Company and the Executive.

2.4       Equity. As further consideration for Executive’s services, the Executive will receive options as part of an Equity Incentive plan that will be created as soon as possible after the Company completes its Initial Public Offering (“IPO”). The terms and conditions of this plan will be at the sole discretion of the Compensation Committee of the Board.

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2.5       Deduction for Taxes. The Company shall be entitled to withhold from any amounts payable under this Agreement any federal, state, local or foreign withholding or other taxes or charges which the Company is required to withhold. The Company shall be entitled to rely on an opinion of counsel if any questions as to the amount or requirement of withholding shall arise.

2.6       Reimbursement. The Company shall reimburse the Executive (or, in the Company's sole discretion, shall pay directly), upon presentation of vouchers and other supporting documentation as the Company may reasonably require, for reasonable out-of-pocket expenses incurred by the Executive relating to the business or affairs of the Company or the performance of the Executive's duties hereunder, including, without limitation, reasonable expenses with respect to entertainment, travel and similar items, provided that the incurring of such expenses shall have been approved in accordance with the Company's regular reimbursement procedures and practices in effect from time to time.

ARTICLE 3

INVENTIONS AND PROPRIETARY INFORMATION

3.1       Inventions. For the purposes of this Agreement, “Inventions” shall mean any inventions, original works of authorship, developments, concepts, improvements and trade secrets, designs or computer software programs, whether or not patentable or registrable under patent, copyright, or similar laws, that Executive may solely or jointly discover, conceive, develop or reduce to practice during Executive’s employment with the Company.

3.1.1 Assignment of Inventions and Property Rights. Executive shall assign to Company all of Executive’s right, title and interest in and to any Inventions, whether or not patentable or registrable under patent, copyright, or similar laws. Executive understands that Company is the sole owner of any and all such rights and warrants that Executive has not previously assigned to any other person or entity any of such interest.

3.1.2 Applicability. This covenant to assign Executive’s rights to Inventions does not apply to Inventions that are excluded from such assignment pursuant to the provisions of California Labor Code section 2870, which reads as follows:

a.            Any provision in an employment agreement which provides that an employee shall assign, or offer to assign, any of his or her rights in an invention to his or her employer shall not apply to an invention that the employee developed entirely on his or her own time without using the employer’s equipment, supplies, facilities, or trade secret information except for those Inventions that either:

(i)            Relate at the time of conception or reduction to practice of the invention to the employer’s business, or actual or demonstrably anticipated research or development of the employer; or

(ii)           Result from any work performed by the employee for the employer.

b.            To the extent a provision in an employment agreement purports to require an employee to assign an invention otherwise excluded from being required to be assigned under subparagraph a. of this paragraph, the provision is against the public policy of this state and is enforceable.

3.1.3 Assistance in Obtaining Patents and Copyrights Registrations. Executive shall assist in securing Company’s rights in and to Inventions and any related copyrights, patents or other intellectual property rights and to execute all instruments and documents, including applications and assignments, that may be necessary or convenient to establish, evidence or maintain Company’s rights under this Agreement. This obligation shall continue after the termination of Executive’s employment with Company to the extent possible, and, if Company is unable to secure Executive’s signature to pursue applications or other documents covering Inventions that are necessary to establish, evidence or maintain Company’s rights under this Agreement, then Executive hereby irrevocably designates and appoints Company and its duly authorized officers and agents as Executive’s agent and attorney in fact to act for and on Executive’s behalf to execute and file such applications and documents.

3.1.4 Maintenance of Records. Executive agrees to keep and maintain adequate and current written records of all Inventions made by Executive (solely or jointly with others) during Executive’s employment by Company. Such records will be available to and remain the sole property of Company at all times. Executive further agrees to deliver to Company all such records upon the termination of Executive’s employment.

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3.1.5 Prior Inventions. All inventions, original works of authorship, developments, improvements and trade secrets that were made by Executive prior to Executive’s employment with Company (collectively referred to as “Prior Inventions”) are listed and described in Exhibit “A” to this Agreement. If not listed, Executive represents that there are no such Prior Inventions. If Executive incorporates in a Company product, process or machine a Prior Invention owned by Executive or in which Executive has an interest, Company is granted a non-exclusive, royalty-free, irrevocable, perpetual, worldwide license to make, have made, modify, use, license and sell such Prior Invention as part of or in connection with such product, process or machine.

3.2       Proprietary Information. Executive acknowledges that Executive will have access to and become acquainted with various pieces of information and opportunities which are owned by Company and which are regularly used in the operation of the business of Company including confidential information of any kind, nature, or description concerning any matters affecting or relating to the business of Company, including, without limiting the generality of the foregoing, manufacturing processes, methods, or formulae, the names, buying habits, or practices of any of its customers, its marketing methods and related data, the names of any of its vendors or suppliers, costs of materials, the prices it obtains or has obtained or at which it sells or has sold its products or services, manufacturing and sales costs, lists or other written records used in Company's business, compensation paid to employees and other terms of employment or any other confidential information of, about, or concerning the business of Company, its manner of operation, or other confidential data of any kind, nature, or description, the parties hereto stipulating that as between them, the same are important, material, and confidential trade secrets and affect the successful conduct of Company's business, and its goodwill (“Proprietary Information”). Executive shall not disclose any of the Company’s Proprietary Information, directly or indirectly, or take advantage of the aforesaid opportunities in any way, either while Executive is an employee or at any time when Executive is no longer an employee, except as required in the course of Executive’s employment. All files, client lists, records, documents, drawings, equipment and similar items relating to the business of Company, whether prepared by Executive or otherwise coming into Executive’s possession, shall remain the exclusive property of Company and shall not be removed from the premises of Company under any circumstances whatsoever without the prior written consent of the Board of Directors or except as required in the course of his employment. Whether an employee of Company or not, Executive shall never use such Proprietary Information or opportunities except for the direct benefit of Company.

ARTICLE 4

TERMINATION OF EMPLOYMENT

4.1       At Will Employment. Notwithstanding the provisions of this Agreement to the contrary, Executive acknowledges that this Agreement does not constitute an agreement setting forth a term of employment. Under all circumstances, Executive’s employment with Company is and shall remain “at will,” meaning it may be terminated by either party at any time with or without cause. As used in this Agreement, the reason for defining “for Cause” termination, “for Good Reason” and “Change in Control” is for purposes of determining whether Executive is entitled to Severance Compensation (as set forth in Section 4.5 below).

4.2       Termination for Cause. As used herein, the term “for Cause” termination shall mean the Executive (a) has engaged in conduct constituting intentional misconduct or breach of a fiduciary duty to the Company or its Members; (b) has been convicted of a felony; (c) has engaged in any act involving the misappropriation of money or other property of the Company or any related entity; (d) has defrauded (i) the Company, (ii) any related entity, or (iii) any customer or supplier of the Company or related entity; (e) has engaged in habitual drunkenness or any substance abuse which adversely affects the performance of the Executive’s job duties; (f) has engaged in any intentional misconduct which would cause the Company to violate any state or federal law relating to sexual harassment or age, sex or other prohibited discrimination, or intentionally violated any written policy of the Company or any successor entity adopted in respect to any such law; (g) has engaged in intentional misconduct (including assisting any customer in the violation), that has resulted in a material violation of any state or federal law or regulation; (h) has materially violated any of the non-competition, non-solicitation or confidentiality provisions of any agreement with the Company to which the Executive is a party; or (i) has breached the Employment Agreement in any material respect, and has not cured such breach within fifteen (15) business days of written notice of such breach (or if cure of such breach reasonably requires a longer period, has not commenced good faith efforts to cure, and continued to prosecute same); provided however that during any twelve (12) month period, the Company shall only be required to give notice two (2) times in the aggregate for any breaches of clause (i); or (j) Executive becomes disabled and is unable to perform the services required of her under this Agreement and it is anticipated that such disability is to continue for a period of six (6) or more months.

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4.3       Good Reason Termination. As used herein, the term “for Good Reason” shall relate to Executive terminating his employment with the Company for any of the following reasons:

4.3.1 A reassignment that is a material diminution in the authority, duties or responsibilities of the Executive;

4.3.2 The Executive’s Annual Base Salary is significantly and materially reduced, other than reductions in connection with significant and material reductions of the compensation of all executive-level employees of the Company; and.

4.3.3 A requirement that Executive relocate to a location more than thirty (30) miles from Solana Beach, California, without Executive’s consent; provided, however, that the Executive may not resign his employment for Good Reason unless: (A) the Executive has provided the Company with at least thirty (30) days prior written notice of his intent to resign for Good Reason (which notice must be provided within sixty (60) days following the occurrence of the event(s) purported to constitute Good Reason); and (B) the Company has not remedied the alleged violation(s) within the 30-day period.

4.4       Change in Control. As used herein, the term “Change in Control” shall mean the reorganization, merger or consolidation of the Company with one (1) or more entities as a result of which the Company is not the surviving entity, or the sale of substantially all of the assets of the Company or of more than fifty percent (50%) of the then outstanding units of the Company to another entity, or less than fifty percent (50%) of the then outstanding units of the Company to a new entity company and the new entity has the right to remove management or Executive leaves or is removed from the Company, the result of which Executive’s employment is not retained on terms at least as beneficial to those as set forth in this Agreement (at the time of the Change in Control or subsequent to the Change in Control).

4.5       Company Obligations Upon Termination of Employment

4.5.1 In General. Upon a termination of the Executive’s employment for any reason, the Executive (or the Executive’s estate) shall be entitled to receive the sum of the Executive’s Annual Base Salary through the date of termination not theretofore paid; any expenses owed to the Executive under Section 2.5; any accrued vacation pay owed to the Executive; and and any amount arising from the Executive’s participation in, or benefits under, any employee benefit plans, programs or arrangements under Section 2.3, which amounts shall be payable in accordance with the terms and conditions of such employee benefit plans, programs or arrangements.

4.5.2 Termination without Cause or due to Resignation for Good Reason or due to a Change in Control. If the Executive’s employment shall be terminated by the Company without Cause or by the Executive for Good Reason (but not by reason of the Executive’s death, termination by the Company for Cause including disability or termination by the Executive without Good Reason) or due to a Change in Control, then, in addition to the payments described in Section 4.5.1 beginning with the first payroll period following the date of termination, the Company shall:

a.            Continue to pay to the Executive, in accordance with the Company’s regular payroll practice following the date of termination, the Executive’s Annual Base Salary until the earlier of (1) six (6) months after the date of termination, (2) Executive obtains alternate full-time employment or (3) the date the Executive first violates any of the provisions of this Agreement; provided, however, that the initial payment shall include the pro rata Annual Base Salary amounts for all payroll periods from the date of termination through the date of such initial payment to bring such payments current as of the date of the first payment;

b.            Reimburse Executive for premiums otherwise payable by Executive pursuant to “COBRA” for a period of up to twelve (12) months following the date of termination or until Executive is no longer eligible for “COBRA” continuation coverage or he is covered under another plan, whichever is earliest.

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c.            Section 409A. Notwithstanding any provision to the contrary in this Agreement: (i) no amount shall be payable pursuant to Section 4.5.2(b) unless the Executive’s termination of employment constitutes a “separation from service” within the meaning of Section 409A of the Internal Revenue Code of 1986, as amended, and U.S. Department of Treasury regulations and other interpretive guidance thereunder (“Section 409A”) and unless, on or prior to the 60th day following the date of termination (A) the Executive executes a waiver and release of claims agreement in the Company’s customary form which is reasonably satisfactory to both the Company and the Executive and (B) such waiver and release of claims agreement shall become effective prior to such 60th day; and (ii) if the Executive is deemed at the time of his separation from service to be a “specified employee” for purposes of Section 409A(a)(2)(B)(i) of the Code, to the extent delayed commencement of any portion of the termination benefits to which Executive is entitled under this Agreement is required in order to avoid a prohibited distribution under Section 409A(a)(2)(B)(i) of the Code, such portion of Executive’s termination benefits shall not be provided to Executive prior to the earlier of (A) the expiration of the six-month period measured from the date of the Executive’s “separation from service” with the Company (as such term is defined in the Treasury Regulations issued under Section 409A of the Code) or (B) the date of Executive’s death. Upon the earlier of such dates, all payments deferred pursuant to this Section 6(c)(ii) shall be paid in a lump sum to the Executive, and any remaining payments due under the Agreement shall be paid as otherwise provided herein. For purposes of Section 409A of the Code, the Executive’s right to receive installment payments pursuant to Section 4.5.2(b) shall be treated as a right to receive a series of separate and distinct payments. To the extent that any reimbursement of any expense under Sections 2.5 or 4.5.2(a) or in-kind benefits provided under this Agreement are deemed to constitute taxable compensation to the Executive, such amounts will be reimbursed or provided no later than December 31 of the year following the year in which the expense was incurred. The amount of any such expenses reimbursed or in-kind benefits provided in one year shall not affect the expenses or in-kind benefits eligible for reimbursement or payment in any subsequent year, the Executive’s right to such reimbursement or payment of any such expenses will not be subject to liquidation or exchange for any other benefit, and the Executive may not, directly or indirectly, designate the calendar year of payment. No acceleration of the time and form of payment of any nonqualified deferred compensation to the Executive shall occur unless and to the extent permitted by Section 409A. The determination of whether the Executive is a “specified employee” for purposes of Section 409A(a)(2)(B)(i) of the Code as of the time of his separation from service shall made by the Company in accordance with the terms of Section 409A of the Code and applicable guidance thereunder (including without limitation Treasury Regulation Section 1.409A-1(i) and any successor provision thereto).

d.           Termination due to Death or Disability. If the Executive’s employment with the Company is terminated by reason of his death or Disability, then the Executive or, as applicable, his estate or other legal representative, shall be entitled to receive the amounts described in Section 4.5.2 (a), including any amount arising from the Executive’s participation in, or benefits under, any employee benefit plans, programs or arrangements provided pursuant to Section 2.3 (including without limitation any disability or life insurance benefit plans, programs or arrangements), which amounts shall be payable in accordance with the terms and conditions of such employee benefit plans, programs or arrangements.

ARTICLE 5

GENERAL PROVISIONS

5.1       Arbitration. The Company and Executive agree that any and all disputes or controversies between them of any nature, including but not limited to any arising out of, relating to, or in connection with this Agreement, or the interpretation, validity, construction, performance, breach, or termination thereof shall be settled by arbitration to be held in San Diego, California, in accordance with the Judicial Arbitration and Mediation Service/Endispute, Inc. (“JAMS”) rules for employment disputes then in effect (the “Rules”). The Company will pay for the fees and costs of the arbitrator to the extent required by law. The arbitrator may grant injunctions or other relief in such dispute or controversy. The decision of the arbitrator shall be final, conclusive and binding on the parties to the arbitration. Judgment may be entered on the arbitrator’s decision in any court having jurisdiction. The arbitrator shall apply California law to the merits of any dispute or claim. Executive hereby expressly consents to the personal jurisdiction of the state and federal courts located in San Diego, California for any action or proceeding arising from or relating to this Agreement or relating to any arbitration in which the parties are participants. The parties may apply to any court of competent jurisdiction for a temporary restraining order, preliminary injunction, or other interim or conservatory relief, as necessary, without breach of this arbitration agreement and without abridgment of the powers of the arbitrator. EXECUTIVE HAS READ AND UNDERSTANDS THIS SECTION, WHICH DISCUSSES ARBITRATION. EXECUTIVE UNDERSTANDS THAT BY SIGNING THIS AGREEMENT, EXECUTIVE AGREES TO SUBMIT ANY FUTURE CLAIMS AGAINST THE COMPANY, INCLUDING BUT NOT LIMITED TO THOSE ARISING OUT OF, RELATING TO, OR IN CONNECTION WITH HIS EMPLOYMENT OR TERMINATION THEREOF, OR THE INTERPRETATION, VALIDITY, CONSTRUCTION, PERFORMANCE OR BREACH OF THIS AGREEMENT, TO BINDING ARBITRATION, AND THAT THIS ARBITRATION CLAUSE CONSTITUTES A WAIVER OF EXECUTIVE’S RIGHT TO A JURY TRIAL AND RELATES TO THE RESOLUTION OF ALL DISPUTES RELATING TO ALL ASPECTS OF THE EMPLOYER/EXECUTIVE RELATIONSHIP, INCLUDING BUT NOT LIMITED TO, DISCRIMINATION CLAIMS.

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5.2       Successors and Assigns. The provisions hereof shall inure to the benefit of, and be binding upon, the Company's successors and assigns.

5.3       Non-Solicitation. The Executive further agrees that during his employment with Company and for a period of twelve (12) months after thereafter, the Executive will not influence or attempt to influence any employee, consultant, supplier, licensor, licensee, contractor, agent, strategic partner, distributor, customer or other person to terminate or modify any written or oral agreement, arrangement or course of dealing with the Company.

5.4       Non-Disparagement. The Executive agrees not to disparage the Company, any of its products or practices, or any of its directors, officers, agents, representatives, stockholders or affiliates, either orally or in writing, at any time and the Company shall instruct members of the Board and executive officers of the Company not to disparage the Executive, either orally or in writing, at any time; provided, that, either party may confer in confidence with its legal representatives and make truthful statements as required by law.

5.5       Directors and Officers Liability Insurance and Indemnification. Company shall have in place as of Employment Start, officers and directors liability insurance (“D&O Insurance”) covering all officers and directors of the Company with coverage of at least three million dollars ($3,000,000). Additionally, Company and Executive will enter into a mutually agreed upon indemnification agreement prior to the Employment Start.

5.6       Integration. This Agreement constitutes the entire agreement between the parties hereto and is intended by the parties to be a final expression of their understanding and a complete and exclusive statement of the terms and conditions of the Agreement. This Agreement supersedes any and all agreements, either oral or in writing, between the parties concerning the subject contained herein and contains all of the covenants, agreements, understandings, representations, conditions, and warranties mutually agreed to between the parties. This Agreement may be modified or rescinded only by a writing signed by the parties hereto or their duly authorized agents.

5.7       Notices. All demands, notices, requests, consents and other communications required or permitted under this Agreement shall be in writing and shall be personally delivered or sent by facsimile machine (with a confirmation copy sent by one of the other methods authorized in this Section), nationally recognized commercial overnight delivery service (including Federal Express and U.S. Postal Service overnight delivery service) or, deposited with the U.S. Postal Service mailed first class, registered or certified mail, postage prepaid, as set forth below:

If to the Company, addressed to:

HYLETE, Inc.

c/o Ron L. Wilson, II, CEO

564 Stevens Ave

Solana Beach, CA 92075

If to the Executive, to the address set forth on the signature page of this Agreement or at the current address listed in the Company's records.

Notices shall be deemed given upon the earliest to occur of (i) actual receipt by the party to whom such notice is directed; (ii) if sent by facsimile machine, on the day (other than a Saturday, Sunday or legal holiday in the jurisdiction to which such notice is directed) such notice is sent if sent (as evidenced by the facsimile confirmed receipt) prior to 5:00 p.m. Eastern Time and, if sent after 5:00 p.m. Eastern Time, on the day (other than a Saturday, Sunday or legal holiday in the jurisdiction to which such notice is directed) after which such notice is sent; (iii) on the first business day (other than a Saturday, Sunday or legal holiday in the jurisdiction to which such notice is directed) following the day the same is deposited with the commercial courier if sent by commercial overnight delivery service; or (iv) the fifth day (other than a Saturday, Sunday or legal holiday in the jurisdiction to which such notice is directed) following deposit thereof with the U.S. Postal Service, first class prepaid certified mail, return receipt requested, as aforesaid. Each party, by notice duly given in accordance therewith, may specify a different address for the giving of any notice hereunder.

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5.8       Waivers and Amendments. The respective rights and obligations of the Company and the Executive under this Agreement may be waived (either generally or in a particular instance, either retroactively or prospectively, and either for a specified period of time or indefinitely) or amended only with the written consent of a duly authorized representative of the Company and the Executive.

5.9       Choice of Law. This Agreement shall be governed and construed in accordance with the laws of the State of California.

5.10      Counterparts. This Agreement may be signed in one (1) or more counterparts, each of which shall constitute an original but all of which together shall be one (1) and the same document.

IN WITNESS WHEREOF, the parties hereto have set their hands as of the date first above written.

Company:	Executive:
HYLETE,INC.
/s/ Adam S. Colton

By: /s/ Ron Wilson	Address:
Name Ron Wilson:	7655 Allegro Lane
Title:Co-Founder & CEO	San Diego,CA 92127

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